Exhibit 2.1

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

MOTOROLA, INC.,

AND

PUMATECH, INC.

MARCH 27, 2003

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11.6 Headings	28
11.7 Schedules; Exhibits	28
11.8 Counterparts	28
11.9 Gender and Number	28
11.10 Severability	28
11.11 No Third Party Beneficiaries	28
11.12 No Waiver	28

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Schedules

Schedule 1.1(a)	Current Assets

Schedule 1.1(b)	Current Liabilities

Schedule 10.1(a)	Existing Employees

Schedule 10.1(b)	Buyer Employee Benefit Plans

Schedule 10.6	Non-Solicitation Employees

Exhibits

Exhibit A –	Definitions

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STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of March 27, 2003, by and between Motorola, Inc., a Delaware corporation (“Seller”), and Pumatech, Inc., a Delaware corporation (“Buyer”). Certain other capitalized terms used in this Agreement are defined in Exhibit A attached hereto.

RECITALS

WHEREAS, Seller owns all of the issued and outstanding shares of capital stock of Starfish Software, Inc., a California corporation (the “Company”);

WHEREAS, Buyer desires to purchase all of the issued and outstanding shares of capital stock of the Company from Seller, and Seller desires to sell all of the issued and outstanding shares of capital stock of the Company to Buyer (such transaction referred to herein as the “Stock Purchase”):

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual representations, warranties and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

THE STOCK PURCHASE

1.1 Stock Purchase. At the Closing and subject to and upon the terms and conditions of this Agreement Seller shall sell to Buyer, and Buyer shall purchase from Seller, all of the issued and outstanding shares of capital stock of the Company for an aggregate purchase price equal to One Million Seven Hundred Thousand U.S. Dollars (U.S.$1,700,000) (the “Initial Purchase Price”), plus (a) a dollar amount equal to the value of the current assets of the Company as of the Closing as set forth in Schedule 1.1(a) hereto, minus (b) a dollar amount equal to the value of the current liabilities of the Company as of the Closing as set forth in Schedule 1.1(b) hereto (as adjusted, the “Purchase Price”). Buyer and Seller hereby agree that the Purchase Price equals One Million Five Hundred One Thousand Four Hundred Fifty-Three Dollars (U.S.$1,501,453).

1.2 Closing. The closing of the Stock Purchase (“Closing”) shall take place at the offices of Baker & McKenzie, Two Embarcadero Center, Suite 2400, San Francisco California on March 27, 2003, or, if all of the conditions set forth in Articles V and VI have not been satisfied or waived on such date, on such mutually agreeable later date as soon as practicable but in no event later than three (3) business days after satisfaction or waiver of such conditions or at such other time and place as Seller and Buyer may agree in writing. The date upon which the Closing actually occurs is herein referred to as the “Closing Date.” At the Closing, the Seller shall deliver to Buyer a certificate representing all of the outstanding shares of capital stock of the

Company against payment of the purchase price therefor by check payable to the Seller or by wire transfer to a bank account designated by the Seller.

1.3 Payment of Purchase Price. At the Closing, Buyer shall pay Seller the Purchase Price by wire transfer in immediately available funds to a U.S. bank account to be designated by Seller within three business days prior to the Closing Date.

1.4 Purchase Price Adjustment.

(a) Following the Closing Date, at Buyer’s request, Seller shall grant Buyer reasonable access to the books and records in Seller’s possession relevant to the adjustment to the Initial Purchase Price referenced in Section 1.1 (the “Adjustment”). The Purchase Price shall become final for all purposes of this Agreement on the 60th day following the Closing Date unless either party delivers to the other party written notice specifying in reasonable detail the ways in which the Adjustment was not accurate. If one party provides the other party such written notice and the dispute regarding the Adjustment is not resolved within ten (10) business days after delivery of such notice, Seller and Buyer shall submit their respective best offers to one another within ten (10) business days after expiration of the initial ten-business-day period. If the parties cannot agree on the proper amount of the Adjustment within five (5) business days thereafter, then either party may submit the dispute for resolution by a mutually agreeable, independent, third-party accountant (an “Independent Accountant”), which the parties agree shall be the only method of resolution for this dispute. Each party shall use commercially reasonable efforts to cooperate with the Independent Accountant, including furnishing all requested documents and making its representatives available to the Independent Accountant. The resolution of any such dispute by the Independent Accountant shall be final and binding on each party for all purposes. To the extent there is any change to the Adjustment pursuant to this Section 1.4(a), the revised Adjustment shall be considered the “Final Adjustment.”

(b) If the Final Adjustment, as finally determined pursuant to this Section 1.4, would have resulted in a lower Purchase Price had such Final Adjustment been factored into the Purchase Price calculation in Section 1.1 at the Closing, Seller shall pay to Buyer an amount of cash equal to the difference between the Adjustment and the Final Adjustment within five (5) business days after such final determination. If the Final Adjustment, as finally determined pursuant to this Section 1.4, would have resulted in a higher Purchase Price had such Final Adjustment been factored into the Purchase Price calculation in Section 1.1 at the Closing, Buyer shall pay to Seller an amount of cash equal to the difference between the Adjustment and the Final Adjustment within five (5) business days after such final determination. In addition, if such final determination is made by an Independent Accountant, the party whose final offer varied more from the amount determined by such Independent Accountant will pay the fees and expenses of such Independent Accountant and the other party’s reasonable expenses incurred in connection with such resolution (including the reasonable fees and reasonable disbursements of its counsel).

(c) The parties rights and obligations with respect to any post-Closing adjustment to the Purchase Price pursuant to this Section 1.4 shall be determined exclusively by the procedures set forth in this Section 1.4 and shall not be subject to the provisions of Article VIII or any of the limitations set forth therein.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedule (with any information disclosed in the Disclosure Schedule specifically identifying the relevant subsection hereof unless it is reasonably apparent that such information applies to another subsection), the following representations and warranties of Seller set forth in this Article II are true and correct as of the date hereof and as of the Closing Date:

2.1 Organization, Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California. The Company has all requisite power to own its properties and carry on its business as now conducted by the Company. The Company is duly licensed or qualified to do business in each jurisdiction in which it is required to be licensed or qualified and in which the failure to be so licensed or qualified would have a Material Adverse Effect.

2.2 Authorization of Transaction. Seller has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Seller, its officers, directors and stockholders. This Agreement has been duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery by Buyer, constitutes a valid and binding obligation of Seller enforceable against Seller in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.3 Non-contravention. The execution, delivery and performance of this Agreement and the agreements and instruments contemplated hereby by Seller and the consummation of the transactions contemplated hereby and thereby will not (i) require the consent, approval or authorization of any person or public authority the absence of which would have a Material Adverse Effect, (ii) violate any provision of law applicable to the Company, or (iii) conflict with, violate or constitute a breach of or default under any indenture, mortgage, deed of trust or other agreement or instrument, or any order, judgment, award, decree, statute, ordinance, regulation or any other restriction of any kind or character, to which the Company is a party, or by which the Company or any of its assets is bound which would have a Material Adverse Effect.

2.4 Capitalization; Subsidiaries. As of the date hereof, the authorized capital stock of the Company consists of 1,000 shares of Company Common Stock, all of which shares are issued and outstanding. Such shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable, and were issued in compliance will applicable federal and state securities laws. The rights, preferences and privileges of the Common Stock are as set forth in the Company’s Articles of Incorporation. All of the issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights and were issued in compliance with all applicable state and federal securities laws concerning the issuance of securities. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion or exchange rights, or other agreements or commitments to which the Company is a party or which are binding upon the Company providing for the issuance or redemption of any shares of Company capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Company. There are no agreements to which the Company is a party or by which it is bound with respect to the voting or sale or transfer of any securities of the Company. The Company does not, directly or indirectly, own of record or beneficially, or have any right or obligation to acquire, any outstanding securities or other interest in any corporation, partnership, limited liability company, joint venture or other legal entity. The Company does not have any subsidiaries.

2.5 Litigation. There is no action, suit, proceeding or investigation pending or, to the Seller’s Knowledge, currently threatened against the Company that questions the validity of this Agreement or the right of the Company to enter into this Agreement, or the right of Seller to consummate the transactions contemplated hereby, or that could reasonably be expected to cause a Material Adverse Effect on the assets, condition or affairs of the Company, financially or otherwise, or any change in the current equity ownership of the Company, and to Seller’s Knowledge, there is no basis for the foregoing. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company currently pending or which the Seller or the Company intends to initiate, including, without limitation, actions, suits, proceedings or investigations involving the prior employment of any of the Company’s employees, their use in connection with the Company’s business, or any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.

2.6 Title to Tangible Personal Property. Seller has good title to, or a valid leasehold interest in, the tangible personal property and assets utilized by it in the conduct of its business, free and clear of mortgages, liens claims or encumbrances, other than liens for Taxes, assessments or other governmental charges not yet due and payable. Attached as Annex 1 to Section 2.6 of the Disclosure Schedule is a ledger listing all fixed assets currently owned by the Company and used by it in the conduct of its business.

2.7 Compliance with Laws and Other Instruments.

(a) To Seller’s Knowledge, the Company has complied in all material respects with all laws, regulations and orders necessary for the operation of its business as currently conducted on the date hereof, except where the failure to so comply would not have a Material Adverse Effect.

(b) The Company is not in violation or default of any provisions of its Articles of Incorporation or Bylaws, nor to Seller’s Knowledge, of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or of any provision of federal or state statute, rule or regulation applicable to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company.

2.8 Contracts and Commitments.

(a) Section 2.8 of the Disclosure Schedule sets forth a list of all agreements, instruments or contracts outstanding as of the date hereof to which the Company is a party and which meets any of the descriptions set forth below (collectively, the “Contracts”):

1) involves the receipt of funds or expenditures in excess of $50,000;

2) is a warranty or guaranty creating an obligation, contingent or otherwise, in any case in an amount in excess of $50,000;

3) is a material license, lease, contract or other arrangement under which the Company has acquired or licensed any property or assets of a third party or under which the Company otherwise utilizes in its business any properties or assets of another party or which are jointly owned by the Company with any other party or parties which has not otherwise been described pursuant to any other paragraph of this Section 2.8 (with any such relationship identified in such description);

4) is a material license, permit, consent, approval, authorization, qualification or order of any governmental authority related to the conduct the Company’s business which has not otherwise been described pursuant to any other paragraph of this Section 2.8;

5) is a material consulting or independent contractor agreement;

6) is an original equipment manufacturer agreement;

7) contains any distribution, agency or sales representation provision;

8) involves the delivery of supplies or services in an amount in excess of $50,000;

9) is a material requirements contract;

10) contains any joint marketing or development provision;

11) contains any covenant limiting the freedom of the Company to engage in any line of business or to compete with any person or entity;

12) involves the license of any patent, copyright, trade secret or other proprietary right to or from the Company; or

13) involves the grant of rights to manufacture, produce, assemble, license, market or sell Company products to any other person or affects the Company’s exclusive right to develop, manufacture, assemble, distribute, market or sell its products.

(b) Each Contract is valid and binding and is in full force and effect as to the Company, assuming the other party thereto is bound which, to Seller’s Knowledge, is the case for each Contract. To Seller’s Knowledge, no event has occurred which is or, after the giving of notice or passage of time, or both, would constitute a material default under or a material breach of any Contract by the Company or, to Seller’s Knowledge, by any other party thereto which could reasonably be expected to result in a Material Adverse Effect. To Seller’s Knowledge, no Contract requires the consent of the other party thereto as a result of the Stock Purchase, the failure of which to obtain would constitute a material default under, or a material breach of, such Contract by the Company.

(c) For the purposes of subsections (a)(1), (2) and (8) above, all indebtedness, liabilities, agreements, instruments and contracts involving the same person or entity (including persons or entities the Company has reason to believe are affiliated with that person or entity) shall be aggregated for the purposes of meeting the individual minimum dollar amounts of each such subsection.

2.9 Real Estate Leases. The Company does not own any real property. Section 2.9 of the Disclosure Schedule sets forth a list of all real property leased, subleased, licensed and/or occupied by the Company.

2.10 Permits. The Company currently has all the franchises, permits, licenses and any similar authority from all Federal, state, local and foreign authorities as are necessary for the conduct of its business as currently conducted as of the date hereof (together, the “Permits”), except where the failure to have any Permit could not reasonably be expected to result in a Material Adverse Effect. The Company is not in default under any Permit.

2.11 Financial Statements. A true and complete copy of the unaudited balance sheet and statement of income and cash flow (collectively, the “Company Financial Statements”) as of March 25, 2003 (the “Balance Sheet Date”) and for the fiscal year ended December 31, 2002 is attached as Annex 1 to Section 2.11 of the Disclosure Schedule. The Company Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, (ii) fairly present the financial condition of the Company as of such date and the results of operations and cash flows of the Company for such period, and (iii) are consistent with the books and records of the Company, except that the Company Financial Statements do not contain all footnotes and presentation items as required by GAAP. Section 2.11 of the Disclosure Schedule itemizes the accounts receivable and deferred revenue attributable to each customer of the Company as of the Balance Sheet Date.

2.12 Events Subsequent to the Balance Sheet Date. Since the Balance Sheet Date there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the Company Financial Statements;

(b) any damage, destruction or loss, whether or not covered by insurance, that has caused a Material Adverse Effect on the business, properties or financial condition of the Company;

(c) any waiver or compromise by the Company of a valuable right or of a material debt owed to it;

(d) any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and that is not material to the business, properties or financial condition of the Company;

(e) any material change to a material contract or agreement by which the Company or any of its assets is bound or subject;

(f) any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder of the Company;

(g) any sale, assignment or transfer by the Company of any of its patents, trademarks, copyrights, trade secrets or other intangible assets;

(h) any resignation or termination of employment of any officer or key employee of the Company; and to Seller’s Knowledge, there is no any impending resignation or termination of employment of any such officer or key employee;

(i) any mortgage, pledge, transfer of a security interest in, or lien, created by the Company, with respect to any of its material properties or assets, except liens for taxes not yet due or payable;

(j) any loans or guarantees made by the Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(k) any declaration, setting aside or payment or other distribution in respect to any of the Company’s capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by the Company; or

(l) any arrangement or commitment by the Company to do any of the things described in this Section 2.12.

2.13 Undisclosed Liabilities. The Company does not have any liability, except for (a) liabilities accrued or expressly reserved for on the March 25, 2003 balance sheet included in the Company Financial Statements, or (b) liabilities, whether contractual or otherwise, not in excess of an aggregate of $50,000 which are not required by GAAP to be reflected on the March 25, 2003 balance sheet.

2.14 Tax Matters.

(a) All Tax Returns required to be filed by or on behalf of the Company have been duly and timely filed on or prior to the date of this Agreement, and all such Tax Returns are, in all material respects, true, correct and complete and prepared in accordance with applicable laws, for all years and periods (and portions thereof) and for all jurisdictions (whether federal, state, local or foreign) in which any such Tax Returns were due. With respect to all amounts in respect of Taxes imposed upon the Company, or for which the Company is or could be liable, with respect to all taxable periods (or portions thereof) ending on or before the Closing Date, all such amounts required to be paid by the Company, or on the Company’s behalf, to taxing authorities or others on or before the Closing Date have been paid. As of the date of this Agreement, all Taxes, if any, not yet due and payable have been fully accrued on the books of the Company and adequate reserves have been established therefor, as the case may be. As of the date of this Agreement, there are no liens for Taxes upon the assets of the Company, other than liens for current Taxes not yet due, and liens for Taxes that are being contested in good faith by appropriate proceedings.

(b) The Company has not been a member of any consolidated, combined or unitary group for federal, state, local or foreign Tax purposes (other than a group of which the Company is the common parent corporation) and has no liability for Taxes under Treasury Regulation Section 1.1502-6 or other similar rule or regulation for any entity other than the Company.

(c) The Company is not a party to any joint venture, partnership or other arrangement that is treated as a partnership for federal income Tax purposes.

(d) The Company has (i) withheld all required amounts of Tax from its employees, agents, contractors, nonresidents and any other persons with respect to which the Company has been required to withhold Taxes and remitted such amounts to the proper agencies; (ii) paid all required employer contributions and premiums for social security and unemployment tax purposes; and (iii) filed all required federal, state, local and foreign returns and reports with respect to Tax withholding, social security unemployment Taxes and premiums, all in compliance, in all material respects, with the withholding Tax provisions of the Code as in effect for the applicable year and other applicable federal, state, local or foreign laws.

(e) The Company has not executed or filed with any taxing authority (whether federal, state, local or foreign) any agreement or other document extending or having the effect of extending the period for assessment, reassessment or collection of any Taxes that is currently in effect as of the date of this Agreement, and no power of attorney granted by the Company with respect to any Taxes is currently in force as of the date of this Agreement.

(f) No federal, state, local or foreign Tax audits or other administrative proceedings, or court proceedings are pending as of the date of this Agreement with regard to any Taxes or Tax Returns of the Company. No deficiencies exist or have been asserted (either in writing or orally, formally or informally) with respect to Taxes of the Company, and the Company has not received notice (either in writing or orally, formally or informally) that it has not filed a Tax Return or paid Taxes required to be filed or paid.

(g) The Company has not agreed to and is not required to make any adjustment by reason of a change in accounting methods that affects any taxable year ending after the Closing Date. Neither the Internal Revenue Service nor any other agency has proposed any such adjustment or change in accounting methods that affects any taxable year ending after the Closing Date. The Company does not have an application pending with any taxing authority requesting permission for any changes in accounting methods that relate to its business or operations and that affects any taxable year ending after the Closing Date.

(h) The Company is not and has not been a party to any Tax sharing agreement or similar arrangement for the sharing of Tax liabilities or benefits.

(i) Since April 16, 1997, the Company has not been a distributing corporation or a controlled corporation in a transaction described in Section 355(a) of the Code. The Company is not, nor has it been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The Company in not a “consenting corporation” under Section 341(f) of the Code. The Company has not entered into any compensatory agreements with respect to the performance of services which payment thereunder would result in a nondeductible expense to the Company pursuant to Section 280G or 162(m) of the Code or an excise tax to the recipient of such payment pursuant to Section 4999 of the Code.

2.15 Intellectual Property. Section 2.15 of the Disclosure Schedule lists all issued patents, registered trademarks, registered copyrights and internet domain names of the Company and pending applications therefore (collectively, the “Listed IP Assets”). The Company owns, and has good title to, such Listed IP Assets. Section 2.15 of the Disclosure Schedule lists all material license agreements pursuant to which the Company licenses intellectual property rights from any third party. To Seller’s Knowledge the Company’s products do not infringe the patent or trademark rights of any third party. To Seller’s Knowledge, none of the Company’s employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with such employee’s ability to promote the best interests of the Company or that would conflict with the Company’s business. Neither the execution or delivery of this Agreement, nor the carrying on of the Company’s business by the employees of the Company, will, to Seller’s Knowledge, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated. To Seller’s Knowledge, it will not be necessary for the Company to utilize any inventions of any of its employees (or persons it currently intends to hire) made prior to their employment by the Company. Each item listed in Section 2.15 of the Disclosure Schedule is free and clear of any liens, mortgages, encumbrances and security interests. To Seller’s Knowledge, all maintenance fees due prior to the Closing Date for the issued patents included in the Listed IP Assets have been paid by the Company. To Seller’s Knowledge, there are no pending protests or reexamination proceedings for any of the issued patents included in the Listed IP Assets. To Seller’s Knowledge, the Company has not received a written notice from any third party alleging that any of the issued patents or pending patent applications included in the Listed IP Assets are invalid. Section 2.15 of the Disclosure Schedule lists each agreement to which the Company is a party pursuant to which the Company has agreed to deposit source code of the Company with an escrow agent (each such agreement, a

“Source Code Escrow Agreement”). Provided the Company continues to comply with its obligations under each Source Code Escrow Agreement after the Closing, the consummation of the Stock Purchase will not result in the release or disclosure of any escrowed source code pursuant to the terms of any such Source Code Escrow Agreement. To Seller’s Knowledge, the Company has taken customary and commercially reasonable measures to maintain the confidentiality of the Company’s software source code.

2.16 Employees. The Company is in compliance with all currently applicable law respecting labor and employment, immigration, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and are not engaged in any unfair labor practice. The Company has withheld all amounts required by applicable law or by agreement to be withheld from the wages, salaries and other payments to employees, and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. There are no pending claims against the Company under any workers compensation plan or policy or for long term disability. There are no controversies pending or, to Seller’s Knowledge, threatened, between the Company and any of its employees, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any agency, court or tribunal, foreign or domestic, against the Company. The Company is not a party to any collective bargaining agreement or other labor union contract, and to Seller’s Knowledge, there are no activities or proceedings of any labor union to organize any such employees. Section 2.16 of the Disclosure Schedule contains a complete and accurate list of the following information for each employee and independent contractor of the Company: name and job title. Seller has delivered to Buyer a summary of the current annual base salary of each current employee of the Company. Section 2.16 of the Disclosure Schedule contains a list of all employment, consulting and severance agreements or arrangements to which the Company is a party or by which the Company is bound. The Company is in compliance with the terms of all such agreements, and any payments due to be paid by the Company pursuant to such agreements through the date hereof have been paid by the Company.

2.17 Employee Benefits.

(a) Section 2.17 of the Disclosure Schedule lists each Employee Benefit Plan that the Company maintains or to which the Company contributes. The Company has not engaged in any transaction that would cause the Company to be subject to any liability under section 4069 of ERISA. The Company has not incurred any liability under Title IV of ERISA, section 302 of ERISA or sections 412 and 4971 of the Code that could reasonably be expected to become a liability of the Company following the Closing, and no event has occurred with respect to any Employee Benefit Plan that could reasonably be expected to result in any such liability to the Company. No Employee Benefit Plan of the Company that is subject to the minimum funding standards of ERISA or the Code has incurred an accumulated funding deficiency, within the meaning of section 412 of the Code or section 302 of ERISA, whether or not waived. All contributions (including all employer contributions and employee salary reduction contributions) required to have been made by the Company to any Employee Benefit Plan pursuant to applicable law (including ERISA and the Code) have been made within the time prescribed by such law. Each Employee Benefit Plan of the Company has been operated and administered in all material respects in accordance with applicable laws and administrative rules and regulations of any governmental entity, including, but not limited to, ERISA and the Code. The Company has not engaged in any non-exempt “prohibited transactions” under section 406 of ERISA or section 4975 of the Code with respect to any Company Employee Benefit Plan in connection with which the Company would be subject to any liability. No material tax has been imposed pursuant to Section 4975 of the Code, with respect to any Company Employee Benefit Plan. Each such Company Employee Benefit Plan which is an Employee Pension Benefit Plan has received a determination letter from the Internal Revenue Service to the effect that it meets the requirements of Section 401(a) of the Code, and no event has occurred, either by reason of any action or failure to act, which would cause the loss of any such qualification. As of the last day of the most recent prior plan year, the market value of assets under each such Company Employee Benefit Plan which is an Employee Pension Benefit Plan (other than any Multiemployer Plan) equaled or exceeded the present value of liabilities thereunder (determined in accordance with then current funding assumptions).

(b) With respect to each Employee Benefit Plan that the Company maintains or has maintained during the prior six years or to which it contributes, or has been required to contribute during the prior six years, no material action, suit, proceeding, hearing, or investigation with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Seller’s Knowledge, threatened that could reasonably be expected to result in any liability to the Company.

(c) No Company Employee Benefit Plan is Multiemployer Plan, nor is any Company Employee Benefit Plan a plan described in section 4063(a) of ERISA. The Company has not (i) at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or (ii) incurred any withdrawal liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan that has not been satisfied in full.

(d) No Company Employee Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to Employees beyond their retirement or other termination of service, other than coverage mandated by applicable law.

2.18 Insurance. Section 2.18 of the Disclosure Schedule lists the insurance policies to which the Company is party. The Company’s insurance policies and binders are valid and enforceable in accordance with their terms, are in full force and effect, and insure against risks and liabilities of the kinds and in amounts customarily insured against by persons of established reputation engaged in the same or a similar business similarly situated as the Company. All premiums on all such policies have been paid to date and the Company has complied with all conditions of such policies and has received no notice of any failure to comply with the terms of such policies.

2.19 Environmental Matters. Except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) the Company (1) is in compliance with all, and is not subject to any liability, in each case with respect to any, applicable Environmental Laws, (2) holds or has applied for all Environmental Permits and (3) is in compliance with its Environmental Permits;

(b) the Company has not received any written notice, demand, letter, claim or request for information alleging that the Company may be in violation of, or liable under, any Environmental Law;

(c) the Company (1) has not entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to Seller’s Knowledge, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto, and (2) is not an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials; and

(d) none of the real property leased by the Company is listed or, to Seller’s Knowledge, proposed for listing on the “National Priorities List” under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

2.20 Brokers’ Fees. Seller does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

2.21 No Conflict of Interest. The Company is not indebted, directly or indirectly, to any of its officers or directors or to their respective spouses or children, in any amount whatsoever other than in connection with expenses or advances of expenses incurred in the ordinary course of business or relocation expenses of employees. None of the Company’s officers or directors, or any members of their immediate families, are directly or, to Seller’s Knowledge indirectly, indebted to the Company (other than in connection with purchases of the Company’s stock) nor, to Seller’s Knowledge, do any of such individuals have any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a contractual business relationship, or any firm or corporation which competes with the Company, except that officers and directors of the Company may own stock in (but not exceeding two percent of the outstanding capital stock of) any publicly traded companies that may compete with the Company. To the Seller’s Knowledge, none of the Company’s officers or directors or any members of their immediate families are, directly or indirectly, interested in any material contract with the Company. The Company is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation.

2.22 Confidential Information and Invention Assignment Agreements. Each employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms delivered to the Buyer, and to Seller’s Knowledge, none of the Company’s employees or consultants is in violation thereof.

2.23 Corporate Documents. The Articles of Incorporation and Bylaws of the Company are in the form provided to Buyer. The copy of the minute books of the Company provided to Buyer contains minutes of all meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders since the date of incorporation and reflects all actions by the directors (and any committee of directors) and stockholders with respect to all transactions referred to in such minutes accurately in all material respects.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements contained in this Article III are true and complete.

3.1 Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full power and authority to carry on its business as now conducted.

3.2 Authorization of Transaction. Buyer has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by Seller, constitutes a valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency, and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3 Non-contravention. The execution, delivery and performance of this Agreement and the agreements and instruments contemplated hereby by Buyer and the consummation of the transactions contemplated hereby and thereby will not (i) require the consent, approval or authorization of any person or public authority which would have a Material Adverse Effect, (ii) violate any provision of law applicable to Buyer, or (iii) conflict with, violate or constitute a breach of or default under any indenture, mortgage, deed of trust or other agreement or instrument, or any order, judgment, award, decree, statute, ordinance, regulation or any other restriction of any kind or character, to which Buyer is a party, or by which Buyer or any of its assets is bound which would have a Material Adverse Effect.

3.4 Litigation. Buyer (a) is not involved in any suit, action, claim, arbitration or other proceeding (administrative or otherwise), and no such action, suit, claim, arbitration proceeding or investigation is currently pending and (b) to Buyer’s knowledge, there is no material suit or action (equitable, legal or administrative), arbitration or other proceeding threatened against Buyer, in each case which questions or challenges the validity of this Agreement.

3.5 Brokers’ Fees. Buyer does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

ARTICLE IV

COVENANTS

4.1 Access To Information. From the date hereof through the Closing Date, Seller shall give Buyer and its representatives access during normal business hours and under reasonable circumstances to Company employees and all properties and records of the Company and furnish Buyer with all financial and other information in its possession relating to the Company as Buyer may from time to time reasonably request. Prior to the Closing Date, Buyer shall not contact any employee, customer, supplier, landlord or tenant of Seller without the prior written consent of an officer of Seller.

4.2 Records and Documents. Following the Closing Date, Buyer shall grant to Seller and its representatives, at Seller’s reasonable request, reasonable access to and the right to make copies at its sole expense of those records and documents covering any period prior to the Closing as may be reasonably necessary for litigation, preparation of financial statements, tax returns and audits or other valid business purposes. If Buyer elects to dispose of such records, Buyer shall first give Seller sixty (60) days’ written notice, during which period Seller shall have the right to take such records without further consideration.

4.3 Nondisclosure. Neither Buyer nor Seller shall issue any press release or make any other public disclosure (including disclosure to public officials) with respect to this Agreement or the transactions contemplated by this Agreement, except as required by law, or applicable regulations, without the prior approval of the other party, which approval shall not be unreasonably withheld; provided, that either party may, if considered necessary by such party after consultation with its counsel to fulfill its obligations as a publicly traded corporation, respond to inquiries and issue such releases as it considers necessary and appropriate, if it notifies the other party in advance of the substance of such proposed response or proposed release and gives such party reasonable opportunity for comment prior to such response or release. In the event that, after consultation with legal counsel, Buyer determines that it must publicly disclose any of the terms and conditions of this Agreement in order to fulfill its obligations as a publicly traded corporation, prior to such public disclosure Buyer shall permit Seller a reasonable opportunity to review and provide comments with respect to the proposed form and substance of such public disclosure, which comments shall be reflected in the ultimate form and substance of public disclosure to the extent that they do not interfere with Buyer’s ability to comply with applicable law or regulations. Notwithstanding the foregoing, after the Closing, either party may issue a press release in a form mutually acceptable to the other party.

4.4 Confidentiality. The parties shall continue to abide by that certain Non-Disclosure Agreement dated as of November 22, 2002, by and between Seller and Buyer, the terms of which are incorporated by reference herein. Buyer agrees that from and after the Closing Date it shall, and shall cause its directors, officers, employees, advisors and affiliates to, keep Seller Confidential Information (as defined below) confidential for a period of three (3) years from the Closing Date, except that any Seller Confidential Information may be disclosed if such disclosure is: (i) required by law or any regulatory body; provided, however, that Buyer shall first have given notice to Seller and reasonably cooperated with Seller with respect to Seller’s efforts to obtain a protective order with respect to Seller Confidential Information required to be disclosed; or (ii) necessary to establish rights under this Agreement. For purposes hereof, the term “Seller Confidential Information” means all information of Seller provided to Buyer in connection with the transactions contemplated by this Agreement or otherwise in Buyer’s or the Company’s possession from and after the Closing, other than any such information that: (i) is available to the public on the Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 4.4; (ii) is disclosed by Seller to a third party without an obligation of confidence; (iii) can be shown by Buyer to have been developed by it completely independently of Seller; or (iv) can be shown by Buyer to have been rightfully received completely independently from a third party without any obligation of confidence. The provisions of this Section 4.4 shall survive any termination of this Agreement.

4.5 Further Assurances. Each party agrees to cooperate fully with the other party and to execute such further instruments, documents and agreements, and to give such further written assurances, as may be reasonably requested by any other party to evidence and reflect better the transactions described and contemplated herein and to carry into effect the intents and purposes of this Agreement. In addition, for a period of one (1) year subsequent to the Closing Date, if requested by Buyer, Seller shall provide reasonably assistance to Buyer in connection with any audit of the Company’s financial statements relating to periods prior to the Closing, provided that Buyer agrees to reimburse Seller for any expenses incurred by Seller in connection with such assistance in excess of a de minimus amount.

4.6 Notification of Breach. Buyer shall promptly notify Seller of any information which makes, or if known to Seller would make, any representation, warranty or covenant of Seller contained herein untrue. Seller shall promptly notify Buyer of any information which makes, or if known to Buyer would make, any representation, warranty or covenant of Buyer contained herein untrue.

4.7 H3G Receivable. Prior to the Closing, the Company shall assign to Seller all of its right, title and interest in and to the H3G Receivable. Upon such assignment, Seller shall be entitled to collect the H3G Receivable directly from H3G for Seller’s own benefit. After the Closing, at Seller’s request, Buyer shall (and Buyer shall cause the Company to) reasonably cooperate with Seller (or any assignee of Seller) in its efforts to actually collect the H3G Receivable. In the event that Buyer or the Company receives payment of all or any amount of the H3G Receivable, Buyer shall forward such amount(s) to Seller (or its assignee) within five (5) business days of such receipt. In no event shall Buyer be entitled to offset any Damages it incurs in connection with this Agreement, the transactions contemplated hereby or otherwise against any amount of the H3G Receivable received by Buyer or the Company.

4.8 DBM Career Placement Services. In the event that at any time after the Closing it is determined that the amount of the Company’s actual remaining obligation to pay to Drake Beam Morin, Inc. for career placement services for former employees of the Company is less than the amount of the restructuring reserve attributable thereto in Schedule 1.1(b) hereto (such difference, the “DBM Refund Amount”), Buyer shall (or shall cause the Company to) pay to Seller within five (5) business days of such determination an amount of cash equal to the Refund Amount. Buyer and Seller hereby acknowledge and agree that such a determination shall be made on each of (i) April 10, 2003 with respect to former Company employees whose employment with the Company terminated on or before January 10, 2003, and (ii) the date that is one hundred fifty (150) days subsequent to the Closing Date. In no event shall Buyer be entitled to offset any Damages it incurs in connection with this Agreement, the transactions contemplated hereby or otherwise against the DBM Refund Amount.

4.9 Miscellaneous Post-Closing Covenants.

(a) Disputed Obligations. After the Closing Buyer shall (and Buyer shall cause the Company to) cooperate with Seller by using commercially reasonable efforts to minimize and/or eliminate any obligation (each, a “Disputed Obligation”) the Company may have to any of the following parties (each such party, a “Vendor”): (i) Gartner, Inc., (ii) Office Dynamics, (iii) Cable & Wireless, and (iv) Gilcrest Consulting Group. Such cooperation shall include Buyer’s and/or the Company’s participation with Seller in any negotiations with the respective Vendors in Seller’s attempt to minimize and/or eliminate the Disputed Obligations. If, as a result of such negotiations or otherwise, within sixty (60) days subsequent to the Closing Date any Vendor accepts as full payment a dollar amount (the “Negotiated Amount”) that is less than the dollar amount reflected in Schedule 1.1(b) with respect to such Vendor (the “Reserved Amount”), then, within five (5) business days of such acceptance, Buyer shall (or shall cause the Company to) pay to Seller an amount of cash equal to the difference between the Reserved Amount and the Negotiated Amount for such Vendor. During such sixty-day period, Buyer shall not (and Buyer shall cause the Company not to) make any payment to any Vendor with respect to a Disputed Obligation without the consent of Seller.

(b) ICG Telecom Support. Buyer hereby agrees that after the Closing and through the period ending June 30, 2003, Buyer shall cause the Company to continue to comply with the Company’s support and maintenance obligations pursuant to that certain TrueSync Server License Agreement dated July 26, 2002, between the Company and ICG Telecom Group (“ICG”), notwithstanding the Company’s January 13, 2003 letter to ICG informing ICG that the Company would cease providing support to ICG as of March 31, 2003.

ARTICLE V

CONDITIONS OF BUYER’S OBLIGATIONS

All obligations of Buyer hereunder are subject to the fulfillment on or before the Closing Date of each of the following conditions:

5.1 Accuracy of Representations and Fulfillment of Covenants. The representations and warranties of Seller contained herein shall be true, correct and accurate in all material respects when made and as of the Closing Date, except for representations and warranties made as of a particular date in which case such representations and warranties shall be true and correct as of such date in all material respects. Seller shall have performed all obligations and complied with each and all of the covenants, agreements and conditions required to be performed or complied with on or prior to the Closing. Seller shall have delivered an officer’s certificate confirming the matters in each of the foregoing sentences; provided, however, that such certificate may disclose any facts or circumstances arising or coming to the attention of Seller after the date hereof which would cause any representations and warranties to be incorrect or agreements or covenants to be unfulfilled and (i) if Buyer nevertheless decides to consummate the transactions contemplated hereby, the breach or failure shall be deemed cured and may not be relied upon by Buyer to avoid any of its obligations hereunder, impose any liabilities or obligations upon Seller or otherwise recover from Seller with respect thereto or (ii) if Buyer decides not to consummate the transactions contemplated hereby, this Agreement and the proposed transactions contemplated hereunder shall terminate, and each party hereto shall thereafter have no obligation or liability hereunder. Buyer’s sole and exclusive remedy, in law or in equity, for any claim related to or arising out of a failure of a condition or breach, whether in contract, tort or otherwise, shall be to refuse to complete the Closing under this Agreement; provided, however, that this sentence shall only apply in the event that such failure or breach was completely and accurately disclosed in the officer’s certificate described in the preceding sentence.

5.2 Litigation. At the Closing Date, there shall be no litigation pending in which any injunction is or may be sought to prevent the transactions contemplated hereby, or in which any relief is or may be sought against Buyer as a result of this Agreement.

5.3 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful sale of the capital stock of the Company pursuant to this Agreement shall be obtained and effective as of the Closing.

5.4 Secretary’s Certificate; Good Standing. The Secretary of the Company shall deliver to the Buyer at the Closing a certificate certifying (i) the Company’s Articles of Incorporation and (ii) the Bylaws of the Company. In addition, Seller shall deliver to Buyer copies of good standing certificates for the Company from the State of California.

ARTICLE VI

CONDITIONS TO SELLER’S OBLIGATIONS

All obligations of Seller hereunder are subject to the fulfillment on or before the Closing Date of each of the following conditions:

6.1 Accuracy of Representations and Fulfillment of Covenants. The representations and warranties of Buyer contained herein shall be accurate in all material respects when made and as of the Closing Date, except for representations and warranties made as of a particular date in which case such representations and warranties shall be true and correct as of such date in all material respects. Seller shall have performed all obligations and complied with each and all of the covenants, agreements and conditions required to be performed or complied with on or prior to the Closing. Buyer shall have delivered an officer’s certificate confirming the matters in each of the foregoing sentences.

6.2 Litigation. At the Closing Date, there shall be no litigation pending or threatened in which any injunction is or may be sought to prevent the transactions contemplated hereby, or in which any relief is or may be sought against Seller as a result of this Agreement.

6.3 Waiver. Seller shall have obtained from H3G a waiver of any right it may have to terminate that certain Framework Supply and Services Agreement dated August 9, 2002, between the Company and H3G, as a result of the Stock Purchase.

ARTICLE VII

TERMINATION OF AGREEMENT

7.1 Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Closing:

(a) by the mutual written consent of Seller and Buyer;

(b) by Seller or Buyer if any court of competent jurisdiction or governmental body, authority or agency having jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable;

(c) by Buyer, if one or more of the conditions in Article V of this Agreement has not been fulfilled by March 31, 2003; and

(d) by Seller, if one or more of the conditions in Article VI of this Agreement has not been fulfilled by March 31, 2003.

7.2 Effect of Termination. If any party terminates this Agreement pursuant to Section 7.1 above, all obligations of the parties hereunder shall terminate without any liability of any party to any other party; provided, however, that (a) the provisions of Section 4.4, this Section 7.2 and Article XI shall survive termination of this Agreement and (b) except as provided in Section 5.1, nothing in this Section 7.2 shall relieve any party from any liability for any breach of this Agreement.

ARTICLE VIII

SURVIVAL OF REPRESENTATIONS AND INDEMNIFICATION

8.1 Survival. All representations and warranties contained in this Agreement or in any agreement or other document delivered pursuant hereto shall survive the Closing for a period of one (1) year from the Closing Date, and thereafter shall expire and be of no force or effect. Any claim for indemnification that is asserted by written notice as provided in Section 8.3 within the survival period shall survive until resolved pursuant to a final non-appealable judicial determination or otherwise.

8.2 Indemnification.

(a) Seller shall indemnify and hold harmless Buyer from and against any and all loss, damage, cost or expense (including reasonable attorneys’ fees and expenses), judgments and fines (collectively, “Damages”) caused by any breach of a representation or warranty or failure to fulfill any covenant or agreement of Seller contained herein or in any other agreement or document delivered pursuant hereto.

(b) Buyer shall indemnify and hold harmless Seller from and against any Damages caused by any breach of a representation or warranty or failure to fulfill any covenant or agreement of Seller contained herein, or in any other agreement or document delivered pursuant hereto.

8.3 General Provisions Relating to Indemnification. Except with respect to an adjustment to the Purchase Price which shall be governed exclusively by Section 1.4:

(a) Neither Seller nor Buyer shall be required to make any payments for Damages pursuant to this Article VIII, unless and until the aggregate amount of all claims pursuant to this Article VIII shall exceed an amount equal to $50,000 (the “Threshold Amount”), as to which the party required to make a payment for Damages shall only be responsible for the excess Damages over the Threshold Amount. The maximum aggregate amount recoverable from Buyer with respect to any and all Damages incurred by Seller pursuant to this Agreement or the transactions contemplated hereby shall not exceed an amount equal to one (1) times the Purchase Price. The maximum aggregate amount recoverable from Seller with respect to any and all Damages incurred by Buyer pursuant to this Agreement or the transactions contemplated hereby shall be as follows: (i) for any and all Damages relating to the breach of any of Seller’s representations or warranties set forth in Section 2.15 (a “Section 2.15 Representation”), the maximum aggregate amount recoverable for all such Damages shall not exceed an amount equal to two (2) times the Purchase Price (the “IP-Specific Cap”); and (ii) for any and all Damages relating to the breach of any of Seller’s representations or warranties that do not constitute a Section 2.15 Representation, the maximum aggregate amount recoverable for all such Damages shall not exceed an amount equal to one (1) times the Purchase Price (the “General Cap”); provided, however, that, with respect to any Third Party Claim relating to the breach of a Section 2.15 Representation, Buyer shall not be entitled to recover any Damages related to the 2.15 Representation to the extent that such Third Party Claim arose out of a dispute, action or proceeding originally initiated or commenced by Buyer against the third party. For the avoidance of doubt, to the extent that Buyer incurs Damages that arguably relate to the breach of both a Section 2.15 Representation as well as another representation or warranty that is not a Section 2.15 Representation, the parties shall mutually agree whether the Damages relate primarily to the breach of a Section 2.15 Representation or primarily to some other representation or warranty that is not a Section 2.15 Representation, and the amount of such Damages recoverable from Seller shall be subject to either the IP-Specific Cap or the General Cap, as applicable, but not both. To the extent that Buyer and Seller cannot agree whether the Damages relate primarily to the breach of a Section 2.15 Representation or some other representation or warranty that is not a Section 2.15 Representation, they shall resort to the dispute resolution procedures set forth in Section 8.5 in order to make such determination.

(b) The party seeking indemnification shall give written notice to the indemnifying party of the facts and circumstances giving rise to any claim for indemnification as soon as reasonably possible but in any event within thirty (30) days after it obtains knowledge of the basis for a claim for indemnification hereunder. The party entitled to indemnification shall take all reasonable steps to mitigate all indemnifiable liabilities and damages upon and after becoming aware of any event which could reasonably be expected to give rise to any liabilities and damages that are indemnifiable hereunder. No party shall be entitled to indemnification to the extent of any insurance, tax or other benefits resulting from or which may be claimed as a result of the facts and circumstances relating to any indemnifiable claim. If any Damages are covered by insurance, Buyer shall use all reasonable efforts to recover the amount of such

Damages from the insurer of such insurance which recovery shall reduce the amount of Damages hereunder.

(c) With respect to each claim by a third party which could give rise to an indemnification obligation under this Article VIII (a “Third Party Claim “), the party seeking indemnification (the “Indemnified Party”) must give prompt notice to the indemnifying party (the “Indemnifying Party”) of the Third Party Claim. The Indemnifying Party may, at its sole cost and expense, upon notice to the Indemnified Party within thirty (30) days after the Indemnifying Party receives notice of the Third Party Claim, assume the defense of the Third Party Claim, with counsel of its choice. The Indemnifying Party shall not consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, unless (i) the settlement or judgment is solely for money damages, or (ii) the Indemnified Party consents thereto, which consent shall not be unreasonably withheld. The Indemnifying Party shall provide the Indemnified Party with fifteen (15) days prior notice before it consents to a settlement of, or the entry of a judgment arising from, any Third Party Claim. The Indemnified Party shall be entitled to participate in the defense of (but not control) any Third Party Claim, the defense of which is assumed by the Indemnifying Party, with its own counsel and at its own expense. The parties shall cooperate in the defense of any Third Party Claim and the relevant records of each party shall be made available on a timely basis. If the Indemnifying Party does not assume the defense of any such claim or proceeding resulting therefrom in accordance with the terms hereof, the Indemnified Party may defend such claim or proceeding in a reasonable manner, including settling such claim or proceeding on such terms as the Indemnified Party may deem appropriate after giving fifteen (15) days’ notice of the same to the Indemnifying Party and obtaining the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld. To the extent applicable, the Indemnified Party shall keep the Indemnifying Party reasonably informed, in writing, as to the defense of any such matter hereunder.

(d) Seller shall have no liability under this Article VIII to the extent arising from actions taken or not taken by Buyer or its affiliates after the Closing Date.

(e) To the extent that Seller discharges any claim for indemnification hereunder, Seller shall be subrogated to all rights of Buyer against third parties.

8.4 Exclusivity of Remedy. Except with respect to an adjustment to the Purchase Price which shall be governed exclusively by Section 1.4, after the Closing, the indemnification rights provided in Article VIII of this Agreement shall be the exclusive remedy of Seller and Buyer and each of their respective affiliates and their officers, directors, employees, stockholders, affiliates, agents or representatives with respect to any dispute arising out of or related to this Agreement or the transactions contemplated hereby.

8.5 Handling of Disputes.

(a) Amicable Resolution. Seller and Buyer mutually desire that friendly collaboration will develop between themselves. Accordingly, they shall try to resolve in a friendly manner all disagreements and misunderstandings connected with their respective rights and obligations under this Agreement, including any amendments hereof.

(b) Mediation and Alternate Dispute Resolution. Except for disputes with respect to Intellectual Property which must be submitted to a court of competent jurisdiction, to the extent that any misunderstanding or dispute cannot be resolved agreeably in a friendly manner, the dispute will be mediated by a mutually-acceptable mediator to be chosen by Seller and Buyer within forty-five (45) days after written notice by one of the parties demanding mediation. Neither party may unreasonably withhold consent to the selection of a mediator, however, by mutual agreement Seller and Buyer may postpone mediation until each has completed specified but limited discovery with respect to a dispute. The parties may also agree to attempt some other form of alternative dispute resolution (“ADR”) in lieu of mediation, including by way of example and without limitation neutral fact-finding or a mini-trial.

Any dispute, other than a dispute with respect to Intellectual Property which must be submitted to a court of competent jurisdiction, which the parties cannot resolve through negotiation, mediation or other form of ADR within six months of the date of the initial demand for it by one of the parties may then be submitted to the courts for resolution. The use of any ADR procedures will not be construed under the doctrines of laches, waiver or estoppel to affect adversely the rights of either party. Nothing in this Section 8.5 will prevent either party from resorting to judicial proceedings if (i) good faith efforts to resolve the dispute under these procedures have been unsuccessful or (ii) interim relief from a court is necessary to prevent serious and irreparable injury to one party or to others.

(c) Costs. Each of the Buyer and Seller shall bear its own costs of mediation or ADR, but Buyer and Seller agree to share the costs of any mediator or arbiter equally.

8.6 Limitation on Liability. NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR SPECIAL, INCIDENTAL, INDIRECT, COLLATERAL, CONSEQUENTIAL OR PUNITIVE DAMAGES IN CONNECTION WITH ANY CLAIMS, LOSSES, DAMAGES, OR INJURIES ARISING OUT OF THE CONDUCT OF THE PARTIES PURSUANT TO THIS AGREEMENT.

ARTICLE IX

TAX MATTERS

9.1 Returns; Indemnification; Liability for Taxes.

(a) Seller shall prepare and file (or cause to be prepared and filed) on a timely basis all Tax Returns with respect to the Company for all taxable periods ending on or before the Closing Date. Seller shall pay and shall indemnify and hold Buyer harmless against and from (i) all Taxes of the Company for all taxable periods which end on or before the Closing Date and (ii) with respect to any taxable period commencing before the Closing Date and ending after the Closing Date (a “Straddle Period”), all Taxes of the Company attributable to the portion of the Straddle Period prior to and including the Closing Date (the “Pre-closing Period”). For purposes of this Agreement, the portion of any Tax that is attributable to the Pre-closing Period shall be (i) in the case of a Tax that is not based on net income, gross income or gross receipts, the total amount of such Tax for the period in question multiplied by a fraction, the numerator of which is the number of days in the Pre-closing Period, and the denominator of which is the total number of days in such Straddle Period, and (ii) in the case of a Tax that is based on net income, gross income or gross receipts, the Tax that would be due with respect to the Pre-closing Period if such Pre-closing Period were a separate taxable period.

(b) Buyer shall prepare and file (or cause to be prepared and filed) on a timely basis all Tax Returns of the Company relating to taxable periods ending after the Closing Date and, except as provided in subsection (a) hereof, shall pay and indemnify and hold Seller harmless against and from (i) all Taxes of the Company for any taxable period commencing after the Closing Date; and (ii) all Taxes of the Company for any Straddle Period other than Taxes attributable to the Pre-closing Period. Seller shall pay to Buyer the amount of any Taxes of the Company attributable to the Pre-Closing Period of any Straddle Period by the due date of any Tax Returns required to be filed by Buyer with respect to any Straddle Period. Such Tax Returns shall be prepared and filed in accordance with applicable law in a manner consistent with past practices of the Company and shall be subject to reasonable review by Seller.

9.2 Conduct of Audits and Other Procedural Matters. Subject to the remaining provisions of this Section 9.2, Seller shall have the right to control any audit or examination by any governmental entity and contest, resolve and defend against any assessment, notice of deficiency or other adjustment or proposed adjustment of Taxes of the Company (collectively, “Tax Proceedings”) attributable to taxable periods of the Company ending on or prior to the Closing Date. Seller shall keep Buyer reasonably informed of such Tax Proceedings. Seller shall not consent to the settlement or final determination of such Tax Proceedings without the prior written consent of Buyer (which shall not be unreasonably withheld). Notwithstanding anything to the contrary contained herein, Seller may, without the prior written consent of Buyer, consent to the settlement or final determination of Consolidated Tax Proceedings (as defined below), provided that such settlement or final determination would not materially increase the Taxes payable by Buyer or the Company (as determined without taking into account any carryforward of any tax attributes of the Company from periods ending on or prior to the Closing Date). With respect to Non-consolidated Tax Proceedings (as defined below), Buyer shall control any such Non-consolidated Tax Proceedings if (a) Seller is not obligated to indemnify Buyer under this Agreement for all Taxes that may be determined to be due as a result of such Non-consolidated Tax Proceedings, and (b) as a result of such Non-consolidated Tax Proceedings, the Taxes payable by Buyer or the Company for a taxable period for which Seller is not obligated to indemnify Buyer or Company under this Agreement would likely be materially increased. With respect to Consolidated Tax Proceedings, Buyer shall have the right to participate in so much of such Consolidated Tax Proceedings as relate to the determination of the Company’s liability for income taxes (determined as if the Company was not a member of a consolidated, combined, unitary or similar group, as the case may be); but only if, (x) Seller is obligated to indemnify Buyer under this Agreement for any income taxes that may be determined to be due as a result of such Consolidated Tax Proceedings and (y) as a result of such Consolidated Tax Proceedings, the Taxes payable by Buyer or the Company (as determined without taking into account any carryforward of any tax attribute(s) of the Company from periods ending on or prior to the Closing Date) would likely be materially increased. For purposes of the preceding sentence the right to “participate” shall include (i) participation in conferences, meetings or proceedings with any Tax authority, the subject matter of which includes an item for which the Buyer or Company may have liability hereunder, (ii) participation in appearances before any court or tribunal, the subject matter of which includes an item for which the Buyer or the Company may have liability hereunder and (iii) with respect to the matters described in the preceding clauses (i) and (ii), participation in the submission and determination of the content of the documentation, protests, memorandum of fact and law, briefs, and the conduct of oral arguments and presentations with respect to such issues. Buyer shall promptly forward to Seller all written notifications and other written communications from any governmental entity received by Buyer or the Company relating to any liability for Taxes for any taxable period for which Seller is required to indemnify for Company Taxes under this Agreement. For purposes of this Section 9.2, tax proceedings that relate to the Company’s liability for Taxes for which the Company is or was included as a member of a consolidated, combined, unitary or similar group, as the case may be, shall be referred to herein as “Consolidated Tax Proceedings”. For purposes of this Section 9.2, tax proceedings that do not relate to the Company’s liability for Taxes for which the Company is or was included as a member of a consolidated, combined, unitary or similar group, as the case may be, shall be referred to herein as “Non-consolidated Tax Proceedings”.

9.3 Tax Refunds. Any Tax refund (including any interest with respect thereto) relating to the Company for any taxable period ending on or before the Closing Date shall be the property of the Seller and, if received by Buyer or the Company, shall be paid over to Seller within five (5) business days of receipt thereof. Buyer shall, if Seller so requests and at Seller’s expense, cause the relevant entity to file a claim for refund of amounts to which Seller is entitled under this Section 9.3. Notwithstanding the foregoing, to the extent that any such claim for a refund relates to the Company’s liability for Taxes, other than income taxes for which the Company was included as part of a consolidated, combined, unitary or similar group, as the case may be, for periods ending on or prior to the Closing Date, Buyer shall not be obligated to file or pursue a claim for refund if (a) Buyer reasonably concludes that it is more likely than not that such claim for refund will not be upheld, or (b) Buyer reasonably concludes that, as a result of such claim for refund, the Taxes payable by Buyer or the Company for a taxable period for which Seller is not obligated to indemnify Buyer or Company under this Agreement would be likely to be materially increased. Buyer shall permit Seller to control (at Seller’s expense) the prosecution of any refund claim that is required to be pursued under this Section 9.3 and shall cause the relevant entity to authorize by appropriate power of attorney such persons as Seller shall designate to represent such entity with respect to such refund claim, provided that Seller shall keep Buyer informed of such proceedings.

9.4 Assistance, Cooperation and Record Retention. Seller and Buyer shall (i) each provide the other, and Buyer shall cause the Company to provide Seller, with such assistance as may reasonably be requested by any of them in connection with any Tax Proceeding or the preparation of any Tax Return, (ii) each retain and provide the other with copies of any records or other information which may be relevant to such Tax Proceeding or the preparation of such Tax Return, as reasonably requested by such other party and (iii) each provide the other with copies of any final determination of any such Tax Proceeding that affects any amount required to be shown on any Tax Return of the other for any period. Without limiting the generality of the foregoing, Buyer shall retain, and shall cause the Company to retain, and Seller shall retain, until the applicable statutes of limitations (including any extensions thereof) have expired, copies of all Tax Returns, supporting work schedules and other records or information which may be relevant to such returns for all tax periods or portions thereof ending on or before the Closing Date and shall not destroy or otherwise dispose of any such records without first providing the other party with a reasonable opportunity to review and copy the same. Any information or documents provided under this Section 9.4 shall be kept confidential by the party receiving such information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with a Tax Proceeding.

9.5 No Section 338 Election. Seller and Buyer agree that no election will be made under Section 338 of the Code with respect to the Stock Purchase.

ARTICLE X

EMPLOYEE MATTERS

10.1 Existing Employees.

(a) Buyer agrees that on the Closing Date it shall provide a letter to those employees of the Company who are listed on Schedule 10.1(a) (the “Existing Employees”) which shall confirm the status of their continued employment with the Company: (i) at the same or greater cash compensation; (ii) with benefits that are no less favorable than those currently provided by Buyer to similarly-situated employees of Buyer; and (iii) that credits Existing Employees for years of service with the Company and any predecessors for purposes of eligibility, participation, vesting entitlement and all other relevant purposes under Buyer’s Employee Benefit Plans.

(b) Buyer represents and warrants that Schedule 10.1(b) sets forth a complete and accurate listing of all its Employee Benefit Plans. As soon as administratively feasible after the Closing Date, or if later, the actual termination date of the Company’s comparable Employee Benefit Plans, Buyer shall permit Existing Employees to enroll in the Employee Benefit Plans that are available to the employees of Buyer on the same terms and conditions that apply to similarly-situated employees of Buyer, and Buyer shall provide eligibility and vesting credit under any pension plan (as such term is defined in Section 3.2 of ERISA) of Buyer for each Existing Employee’s time in service with the Company. Notwithstanding the preceding sentence and Section 10.1(a)(ii), with respect to employee welfare plans, as defined in Section 3(1) of ERISA (“Welfare Plans”), after the Closing, at Buyer’s discretion, Existing Employees may receive benefits under either: (i) the current Welfare Plans of the Company; (ii) the Welfare Plans that provide benefits to Buyer’s similarly-situated employees; or (iii) any combination of (i) and (ii) as determined by Buyer.

10.2 Pension Plans.

(a) Seller shall terminate the Company’s 401(k) Plan immediately prior to the Closing (the “Termination Date”). Immediately prior to Closing the Company shall notify participants in the Company’s 401(k) Plan of such termination in accordance with the terms of such 401(k) Plan and applicable laws. All Existing Employees shall become eligible to participate in Buyer’s 401(k) Plan as of the first entry date on or after the Closing Date, provided they are still employed by the Company or Buyer on that date. As of the Termination Date, the Company shall discontinue contributions to the Company’s 401(k) Plan and no new employees shall be entitled to participate in the Company’s 401(k) Plan. The Company’s employees shall be 100% vested in all benefit obligations and plan assets held for such employees in the Company’s 401(k) Plan as of the Termination Date. As soon as administratively feasible after the Termination Date, Buyer may consider causing the Company’s 401(k) Plan to be submitted to the Internal Revenue Service for a favorable determination letter from the Internal Revenue Service with respect to such termination. At such time as determined by Buyer, Buyer shall cause the trustees of the Company’s 401(k) Plan to terminate and liquidate the 401(k) Plan and Trust. Upon such liquidation, Buyer shall arrange for its 401(k) plan to accept rollovers of distributions from the Company’s 401(k) Plan with respect to any Existing Employees that are still employed by the Company or Buyer on that date.

(b) Prior to the Closing Date Buyer shall provide Seller with a copy of a favorable determination letter issued with respect to Buyer’s 401(k) Plan, issued during the GUST remedial amendment period or, if later, the date of adoption of the plan.

10.3 Health and Welfare Plans.

(a) Pre-Existing Conditions. With respect to all Existing Employees who are eligible and elect to become participants in any Welfare Plan offered by Buyer that provides medical, dental, vision, life or disability benefits, Buyer shall waive any pre-existing condition exclusion (as required by the Health Insurance Portability and Accountability Act of 1996), evidence of insurability requirement, certificate of coverage requirement and waiting periods under the applicable Buyer Welfare Plan for coverage to be effective as of the Closing Date or, if later, the actual termination date of the applicable medical, dental, vision, life or disability welfare benefit plan of the Company.

(b) Health Care Plan Expenses. Any health care plan expenses (excluding office visit co-pays) incurred by Existing Employees on or after the start of the calendar year in which the Closing Date occurs and prior to or on the Closing Date will be recognized by Buyer’s health care plan for purposes of plan year deductibles and out-of-pocket maximums. Seller agrees to cooperate with Buyer in the transmission of data to Buyer’s applicable claims administrator.

(c) Former Employees. Buyer will permit any former employee of the Company or other “qualified beneficiary” enrolled in or eligible to elect continuation coverage under the Company’s group health plan (as such term is defined under COBRA) to obtain or elect coverage under Buyer’s group health plan effective as of the Closing Date or, if later, the actual termination date of the Company’s group health plan.

10.4 Other Employee Benefit Plans.

(a) Workers’ Compensation. Buyer shall have responsibility for providing workers’ compensation coverage for the Company as of the Closing Date. Buyer shall have responsibility for workers’ compensation claims in respect to the Company arising out of conditions having a date of injury (or, in the case of a claim relating to occupational illness or disease, the last significant exposure) on or after the Closing Date.

(b) Vacation. Buyer shall, effective as of the Closing Date (i) recognize such Existing Employees’ service with the Company for purposes of future vacation accrual, and (ii) recognize such Existing Employee’s accrued and unused vacation with the Company as of the Closing Date.

(c) Severance. After the Closing, Buyer shall cause the Company to maintain its Involuntary Severance Plan with respect to those employees of the Company who receive a WARN notice on or immediately prior to the Closing Date and whose employment will be terminated after the Closing Date in accordance with such notice. Subject to the preceding sentence, after the Closing Date Buyer may cause the Company to amend or terminate its Involuntary Severance Plan, provided that for a period of twelve (12) months after the Closing Date, Existing Employees shall not be provided severance benefits on terms and conditions any less favorable than those that apply to similarly-situated employees of Buyer as of the Closing Date.

(d) Stock Options. As soon as administratively feasible after the Closing Date, the Existing Employees shall receive a stock option grant for a number of shares of Buyer common stock and with such terms and conditions that are consistent with previous stock option grants made by the Buyer to similarly-situated, newly-hired employees.

10.5 WARN Act. As of the Closing Buyer shall have responsibility for, and shall indemnify and hold Seller harmless against, any claims relating to any notice obligation or penalty arising therefrom that the Company may incur for terminations occurring after the Closing Date under either (i) the federal Worker Adjustment and Retraining Notification Act (“WARN”) or (ii) the California WARN Act. Seller shall have responsibility for, and shall indemnify Buyer and hold Buyer harmless for any such WARN claims relating to an employee who received a WARN notice from the Company on or prior to the Closing Date.

10.6 Non-Solicitation. For a period ending twelve (12) months after the Closing Date, Seller will not solicit for employment any Existing Employee or any other individual listed on Schedule 10.6 hereto, except with the express permission of the Buyer; provided, however, that the foregoing provision shall not prevent Seller from placing advertisements in mass media or on the internet consistent with Seller’s past practices or using recruiters, provided such recruiters have not been directed, either directly or indirectly, to contact any Existing Employees or the employees listed on Schedule 10.6. Buyer shall be entitled to add additional individuals at the “Director” and more senior level to Schedule 10.6 subsequent to the Closing by providing written notice to Seller; provided, however, that, Seller’s non-solicitation obligation with respect to any such additional individuals shall not apply until thirty (30) days after Seller’s receipt of such written notice from Buyer.

ARTICLE XI

MISCELLANEOUS

11.1 Expenses. All of the expenses incurred by Seller in connection with the preparation, execution and consummation of this Agreement and with the transactions contemplated herein shall be paid by Seller; and all of Buyer’s expenses in such connection shall be paid by Buyer.

11.2 Notices. All notices, requests, demands and other communications hereunder shall be in writing, and shall be deemed to have been duly given if delivered by overnight courier, sent by mail to the respective parties or personally delivered addressed as follows:

If to Seller:	Motorola, Inc. Law Department 1303 E. Algonquin Road Schaumburg, IL 60196 Facsimile No.: (847) 576-3628 Attn: General Counsel

With a copy to:	Motorola, Inc. Corporate Development Office 1303 E. Algonquin Road Schaumburg, IL 60196 Facsimile No.: (847) 576-8890 Attn: David Spitulnik

and:	Baker & McKenzie Two Embarcadero Center, Suite 2400 San Francisco, CA 94111 Facsimile No.: (415) 576-3999 Attn: Shane Byrne

If to Buyer:	Pumatech, Inc. 2550 North First Street, Suite 500 San Jose, CA 95131 Facsimile No.: (408) 321-3886 Attn: General Counsel

With a copy to:	Venture Law Group 2775 Sand Hill Road Menlo Park, CA 94025 Facsimile No.: (650) 233-8386 Attn: Tom Tobiason

or to such other address as Buyer or Seller may designate by written notice to the other parties hereto. Any such notices, requests, demands or other communications shall be deemed to have been duly given when received if delivered personally or, if mailed, on the date five (5) days after the date so deposited in the mails, postage prepaid, return receipt requested or on the day following the day sent if sent by prepaid overnight delivery service. Notices, requests and other communications hereunder may be delivered by electronic facsimile transmission (fax) if confirmation by sender is made within three (3) business days by mail or personal delivery. All periods of notice shall be measured from the date of deemed delivery thereof.

11.3 Governing Law. This Agreement shall be governed and construed under the internal laws (and not the laws of conflicts) of the State of Delaware.

11.4 Entire Agreement; Amendment. This Agreement, together with all exhibits and schedules hereto, and other documents contemplated hereby to be delivered by the parties including, but not limited to, that certain letter agreement between Seller and Buyer dated as of the date hereof, covers the entire understanding of the parties hereto, superseding all prior agreements or understandings relating to any of the subject matters hereof, and no modification or amendment of the terms and conditions shall be effective unless in writing and signed by the parties or their respective duly authorized agents.

11.5 Successors and Assigns. This Agreement inures to the benefit of, and is binding upon, the successors, permitted assigns, distributees and personal representatives of the parties hereto. Neither party may assign its rights or obligations under this Agreement without the express written consent of the other party.

11.6 Headings. This Agreement shall not be interpreted by reference to any of the titles or headings to the sections or paragraphs of this Agreement, which have been inserted for convenience purposes only and are not deemed a part hereof.

11.7 Schedules; Exhibits. This Agreement is deemed to include all of the schedules and exhibits hereto, which are made a part hereof by this reference thereto.

11.8 Counterparts. This Agreement may be executed in one or more counterparts, all of which together shall be deemed to constitute one and the same instrument.

11.9 Gender and Number. This Agreement shall be construed by the actual gender and/or number of the person, persons, entity and/or entities referenced herein, regardless of the gender and/or number used in such reference.

11.10 Severability. This Agreement shall be fully enforceable and effective as to the parties hereto as to its remaining provisions in the event any provision is held to be invalid, illegal or unenforceable.

11.11 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies on any person other than the parties hereto and their respective successors and permitted assigns.

11.12 No Waiver. Any failure or delay on the part of either party in the exercise of any right or privilege hereunder shall not operate as a waiver thereof, nor shall any single or partial exercise of any such right or privilege preclude other or further exercise thereof or any other right or privilege.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

“Buyer”	“Seller”

Pumatech, Inc., a Delaware corporation	Motorola, Inc., a Delaware corporation

By:	/S/ WOODSON HOBBS	By:	/S/ DAVID B. SPITULNIK
Name:	Woodson Hobbs	Name:	David B. Spitulnik
Title:	President and Chief Executive Officer	Title:	Vice President

SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

EXHIBIT A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

“ADR” shall have the meaning set forth in Section 8.5(b).

“Adjustment” shall have the meaning set forth in Section 1.4(a).

“Agreement” shall have the meaning set forth in the introductory paragraph.

“Balance Sheet Date” shall have the meaning set forth in Section 2.11.

“Buyer” shall have the meaning set forth in the introductory paragraph.

“CERCLA” shall mean federal Comprehensive Environmental Response, Compensation and Liability Act of 1980.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the introductory paragraph.

“Company Financial Statements” shall have the meaning set forth in Section 2.11.

“Consolidated Tax Proceedings” shall have the meaning set forth in Section 9.2.

“Contracts” shall have the meaning set forth in Section 2.8(a).

“DBM Refund Amount” shall have the meaning set forth in Section 4.8.

“Damages” shall have the meaning set forth in Section 8.2(a).

“Disputed Obligation” shall have meaning set forth in Section 4.9.

“Disclosure Schedule” shall mean the Disclosure Schedule attached as an exhibit to the officer’s certificate delivered by Seller pursuant to Section 5.1.

“Employee Benefit Plan” shall mean any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation or benefits, including, without limitation, insurance coverage, severance benefits, change of control, retention, performance, holiday pay, vacation pay, fringe benefit, disability benefits, pension, retirement plans, profit sharing, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation.

“Employee Pension Benefit Plan” shall have the meaning set forth in Section 3(2) of ERISA.

“Environmental Laws” shall mean any law statute, rule or regulation of any governmental entity or the common law relating to the environment or occupational health and safety, including, without limitation, any statute, regulation or order pertaining to (i) treatment, storage, disposal, generation and transportation of toxic or hazardous substances or solid or hazardous waste; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release or threatened release into the environment of toxic or hazardous substances, or solid or hazardous waste, including, without limitation, emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals; (v) the protection of wild life, marine sanctuaries and wetlands, including, without limitation, all endangered and threatened species; (vi) storage tanks, vessels and containers; (vii) underground and other storage tanks or vessels, abandoned, disposed or discarded barrels, containers and other closed receptacles; (viii) health and safety of employees and other persons; and (ix) manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or oil or petroleum products or solid or hazardous waste. As used above, the terms “release” and “environment” shall have the meaning set forth in the CERCLA.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Final Adjustment” shall have the meaning set forth in Section 1.4(a).

“GAAP” shall mean generally accepted accounting principles in the United States.

“General Cap” shall have the meaning set forth in Section 8.3(a).

“H3G” shall mean Hutchison Whampoa 3G IP S.a.r.

“H3G Receivable” shall mean the accounts receivable of the Company for services performed for H3G in the aggregate amount of $747,320.00 attributable to the following invoice(s): (i) invoice number 004615 in the amount of $12,800.00; (ii) invoice number 004619 in the amount of $4,920.00; (iii) invoice number 004624 in the amount of $128,000.00; (iv) invoice number 004635 in the amount of $89,600.00; (v) invoice number 004636 in the amount of $384,000.00; and (vi) invoice number 004637 in the amount of $128, 000.00.

“Hazardous Materials” means any waste, pollutant, substance, by-product or other material regulated under or referred to in any Environmental Law, including petroleum or petroleum-derived substances or wastes.

“Indemnified Party” shall have the meaning set forth in Section 8.3(c).

“Indemnifying Party” shall have the meaning set forth in Section 8.3(c).

“Intellectual Property” shall have the meaning set forth in Section 2.15.

“IP-Specific Cap” shall have the meaning set forth in Section 8.3(a).

“Knowledge” shall mean actual knowledge of a particular fact or other matter if a party is actually aware of such fact or other matter. For purposes of this Agreement, Seller’s Knowledge shall be limited to the actual knowledge of Sandy Raney, Perry Tobin, Christopher V. Peri and Mike T. Zamis.

“Listed IP Assets” shall have the meaning set forth in Section 2.15.

“Material Adverse Change” shall mean a change which would have a Material Adverse Effect.

“Material Adverse Effect” shall mean any effect which is materially adverse to the Company when taken as a whole

“Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

“Negotiated Amount” shall have meaning set forth in Section 4.9.

“Non-consolidated Tax Proceedings” shall have the meaning set forth in Section 9.2.

“Pre-closing Period” shall have the meaning set forth in Section 9.1(a).

“Purchase Price” shall have the meaning set forth in Section 1.1.

“Reserved Amount” shall have meaning set forth in Section 4.9.

“Seller Confidential Information” shall have the meaning set forth in Section 4.4.

“Stock Purchase” shall have the meaning set forth in the Recitals.

“Straddle Period” shall have the meaning set forth in Section 9.1(a).

“Source Code Escrow Agreement” shall have the meaning set forth in Section 2.15.

“Taxes” shall mean all taxes, and any and all other charges, fees, levies, duties, deficiencies, customs or other similar assessments or liabilities, including without limitation any income, gross receipts, ad valorem, premium, value-added, excise, severance, escheat, stamp, occupation, windfall profits, real property, personal property, sales, use, transfer, transfer gains, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, workers compensation, payroll, profits, license, lease, service, service use, and franchise taxes, imposed by any federal, state, local, or foreign government, or any agency or political subdivision thereof; any interest, fines, penalties, assessments, or additions resulting from, attributable to, or incurred in connection with any items described in this paragraph or any contest or dispute thereof; any items described in this paragraph that are attributable to another person but that the Company is liable to pay by law, by contract, or otherwise (including, without limitation by reason of being a member of any affiliated, consolidated, combined or unitary group); regardless of whether disputed.

“Tax Returns” shall mean all reports, returns, declarations, documents, statements, forms, or other information required to be supplied to a taxing authority or to any individual or entity in connection with Taxes and any associated Sections or work papers provided in connection with such items.

“Third Party Claim” shall have the meaning set forth in Section 8.3(c).

“Threshold Amount” shall have the meaning set forth in Section 8.3(a).

“Vendor” shall have meaning set forth in Section 4.9.

“Welfare Plans” shall have the meaning set forth in Section 10.1(b).

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